LAW OFFICES
LIPPENBERGER, THOMPSON, WELCH, SOROKO & GILBERT LLP
201 TAMAL VISTA BLVD.
CORTE MADERA, CA  94925
(415)  927-5200
FACSIMILE
(415) 927-5210
email: rsoroko@LTWS.com

SAN FRANCISCO OFFICE
(415) 262-1200

June 28, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Registration Statement on Form S-3

Ladies/Gentlemen:

This letter accompanies a Registration Statement on Form S-3 filed by BioTime, Inc.  The Registration Statement pertains to outstanding common shares and stock purchase warrants being registered for the account of certain selling security holders.  BioTime has determined that it qualifies for the use of Form S-3.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

/s/ Richard S. Soroko